INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 23, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the AXS All Terrain Opportunity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 12, 2021, on the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) relating to the AXS All Terrain Opportunity Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.	The Fund’s principal investment strategies include investments in mortgage-backed securities. In your written response, please indicate the extent to which the Fund will invest in non-investment grade, non-agency mortgage-backed securities.

Response: The Registrant confirms that the Fund may gain investment exposure to non-investment grade, non-agency mortgage-backed securities through its investments in other mutual funds and exchange-traded funds. If the Fund were to invest in non-investment grade, non-agency mortgage-backed securities directly, such investments would be limited to approximately 5% of the Fund’s total assets.

Principal Risks of Investing

2.	As of the end of November 2020, the Fund was 90% invested in cash and 10% in equities. Please consider adding to the risk entitled “Management and Strategy Risk” that the advisor may invest in all cash or all equity if it determines to do so, and that the Fund may be out of the market at inopportune times.

Response: The Registrant has revised the risk factor as follows:

1

Management and Strategy Risk. The value of your investment depends on the judgment of the Fund’s advisor about the quality, relative yield, value or market trends affecting a particular security, industry, sector or region, which may prove to be incorrect. When the Advisor believes that current market conditions are unsuitable for equity investment, then all or a significant portion of the Fund’s assets may be invested in cash or cash equivalents. When the Fund’s investments in cash or cash equivalents increase, the Fund may not participate in market advances or declines to the same extent that it would if the Fund remained more fully invested in equity securities.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

3.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

2